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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                    FORM 15

           Certification and Notice of Termination of Registration
          Under Section 12(g) of the Securities Exchange Act of 1934
           or Suspension of Duty to File Reports Under Sections 13
               and 15(d) of the Securities Exchange Act of 1934


                        Commission File Number 033-67546

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                      Harris Chemical North America, Inc.
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             (Exact name of registrant as specified in its charter)


              2100 Sanders Road, Northbrook, Illinois 60062-6142
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(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

            10 1/4% Senior Secured Discount Notes due July 15, 2001
            10 3/4% Senior Subordinated Notes due October 15, 2003
     8 1/2% Senior Secured Notes due July 15, 2000 of Sifto Canada, Inc.*
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           (Title of each class of securities covered by this Form)

                                     None
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     (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

               Rule 12g-4(a)(1)(i)  [ ]            Rule 12h-3(b)(1)(ii) [ ]
               Rule 12g-4(a)(1)(ii) [ ]            Rule 12h-3(b)(2)(i)  [ ]
               Rule 12g-4(a)(2)(i)  [ ]            Rule 12h-3(b)(2)(ii) [ ]
               Rule 12g-4(a)(2)(ii) [ ]            Rule 15d-6           [ ]
               Rule 12h-3(b)(1)(i)  [X]

     Approximate number of holders of record as of the certification or notice date: 10 1/4% Senior Secured Discount Notes and 10 3/4% Senior Subordinated
Notes: 0; 8 1/2% Senior Secured Notes of Sifto Canada Inc: 20

*Sifto Canada Inc. is a wholly-owned subsidiary of Harris Chemical North America, Inc.

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     Pursuant to the requirements of the Securities Exchange Act of 1934, Harris
Chemical North America, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: October 16, 1998                     By:  /s/ J. BRADFORD JAMES
                                                -----------------------------
                                                Name:  J. Bradford James
                                                Title: Vice President
                                                       (Principal Financial and
                                                       Accounting Officer)